**General Binding Corporation**
**Subsidiaries of the Registrant (10)**

**Exhibit No. 21**

**Note: Certain insignificant subsidiaries have been excluded from Exhibit No. 21 under Rule 1-02(w) of Regulation S-X. These excluded subsidiaries considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.**

**The following listing represents subsidiaries of the registrant as of February 28, 2001:**

| Corporate Name | Incorporated In | Ownership |
| --- | --- | --- |
| GBC Australia Pty. Ltd. .................................................. | Australia | 100% (2) (5) |
| GBC/Fordigraph Pty. Ltd. ............................................... | Australia | 100% (3) |
| GBC Handelsgesellschaft M.b.H. | Austria | 100% (7) |
| GBC International Export Sales Corp. | Barbados | 100% (2) |
| GBC General Binding (Belgie) N.V……………. | Belgium | 100% (7) |
| GBC International Services S.P.R.L. ............................. | Belgium | 100% (2) |
| GBC Canada, Inc. ............................................................ | Canada | 100% (2) |
| VeloBind, Inc. .................................................................. | Delaware | 100% |
| GBC France S.A.S…………………………….…. | France | 100% (2) |
| GBC Deutschland GmbH ................................................ | Germany | 100% |
| GBC Modi Ltd………………………………………… | India | 40% (12) |
| GBC International Finance Company | Ireland | 100% (9) |
| Printing Wire Supplies Limited ..................................... | Ireland | 100% (2) |
| General Binding Corporation Italia S.r.l.. ....................... | Italy | 100% (2) (4) |
| GBC Japan K.K. ............................................................... | Japan | 100% (2) |
| Anillos Plasticos de Mexico S.A..................... | Mexico | 100% |
| Grupo GBC S.A. de C.V. .............................. | Mexico | 100% |
| GBC Mexicana, S.A. de C.V. …………………………. | Mexico | 100% (10) |
| Compania Papelera Marmo S.V……………….. | Mexico | 100% (10) |
| Federbush de Mexico S.A. …………………….. | Mexico | 100% (11) |
| PBB&R S.A. de C.V. ...................................................... | Mexico | 100% (2) |
| GBC Nederland B.V. ....................................................... | Netherlands | 100% (2) |
| GBC India Holdings Corp………………………….. | Nevada | 100% (2) |
| GBC International, Inc...................................................... | Nevada | 100% |
| GBC New Zealand Ltd………………………………… | New Zealand | 100% (3) |
| GBC Polska Sp.z.o.o. ........................... | Poland | 100% (2) |
| Ibico Portuguesa, Lda. ................................................... | Portugal | 100% (4) |
| GBC Asia Pte. Ltd……………………………… | Singapore | 100% (2) |
| Ibico Holdings Singapore Pte. Ltd. ............................... | Singapore | 100% (4) |
| Ibico Singapore Pte. Ltd. ............................................... | Singapore | 100% (6) |
| GMP Co., Ltd.................................................................... | South Korea | 20% |
| GBC Asian Film Group Co. Ltd. ……………….. | South Korea | 80% |
| Ibico Iberia S.A. ............................................................. | Spain | 100% (4) |
| Ibico Scandinavia AB ..................................... | Sweden | 100% (2)(4) |
| GBC Schweiz A.G. ......................................................... | Switzerland | 100% (2) |

| | | |
|---|---|---|
| Ibico GmbH ...................................…. | Switzerland | 100% (2) |
| Ibico Trading GmbH ....................................................... | Switzerland | 100% (4) |
| GBC United Kingdom Holdings, Ltd. ............................ | United Kingdom | 100% (2) |
| GBC United Kingdom Limited ........................................ | United Kingdom | 100% (1) |
| Ibico Limited ................................................................... | United Kingdom | 100% (5) |
| Neschen AG - GBC Venture LLC ……………… | United States | 50% |

(1) Subsidiary of Ibico Limited
(2) Subsidiary of GBC International, Inc.
(3) Subsidiary of GBC Australia Pty. Ltd.
(4) Subsidiary of Ibico GmbH
(5) Subsidiary of GBC United Kingdom Holdings, Ltd.
(6) Subsidiary of Ibico Holdings Singapore Pte. Ltd.
(7) Subsidiary of GBC Nederland B.V. (Holland)
(8) Subsidiary of GBC Canada, Inc.
(9) Subsidiary of GBC Handelsgesellschaft M.b.h. (Austria)
(10) Subsidiary of Grupo GBC S.A. de C.V. (Mexico)
(11) Subsidiary of GBC Mexicana, S.A. de C.V. (Mexico)
(12) Subsidiary of GBC India Holdings, Inc. (Nevada)